March 16, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Form 10-K, Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentleman:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Balchem Corporation has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the Securities and Exchange Commission on February 28, 2017.

Respectfully submitted,

Balchem Corporation

By:

/s/ Matthew D. Houston

Name:	Matthew D. Houston
Title:	General Counsel and Secretary

52 Sunrise Park Road    •    New Hampton, New York 10958    •    Tel. 845.326.5600    •    Fax 845.326.5742    •    www.balchem.com